EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Sea Otter Securities Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2015, which were agreed to by Sea Otter Securities Group, L.L.C., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Sea Otter Securities Group, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. Sea Otter Securities Group, L.L.C.'s management is responsible for Sea Otter Securities Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2015, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference to additions of $28,995 for dividend income and expense; and interest expense.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a difference in the general assessment of $73.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
March 11, 2016

CONFIDENTIAL